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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R 10 9

(CUSIP Number)

Bjørn Hogstad, Esq.
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2005

(Date of Event Which Requires Filing of this Statement)

Copy to:

Peter S. O’Driscoll, Esq.
Orrick, Herrington & Sutcliffe
Tower 42, Level 35
25 Old Broad Street
London, EC2N 1HQ
England
44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS 000-00-0000		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS 000-00-0000		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(1)  The Reporting Person disclaims beneficial ownership of all shares.

3

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA 000-00-0000		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

2 The Reporting Person disclaims beneficial ownership of all shares.

4

SCHEDULE 13D
Item 1. Security and Issuer
     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 26, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.
     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.
Item 2. Identity and Background
     This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).
     TELENOR EAST INVEST AS
     (a) Telenor East Invest AS, a corporation formed under the laws of Norway.
     (b) Snarøyveien 30
     N-1331 Fornebu
     Norway
     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.
     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation
Fridtjof Rusten (Oslo, Norway)	Norway	Senior Vice President of Telenor ASA and Chairman of the Board of Telenor East Invest AS

Henrik Eidemar Torgersen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Gunn Margethe Logith Ringoen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA
     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation
Senior Business Manager of
Inger Petrine Nilsen (Oslo, Norway)	Norway	Telenor ASA and President of Telenor East Invest AS
     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
     (a) Telenor Mobile Holding AS, a corporation formed under the laws of Norway.
     (b) Snarøyveien 30
     N-1331 Fornebu
     Norway

     (c) Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d) During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f) (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation
Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Sonofon

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Name and Business Address	Citizenship	Present Principal Occupation
Morten Fallstein	Norway	Employee Representative
(Oslo, Norway)

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Arnhild Londal (Oslo, Norway)	Norway	Employee Representative

Kirsten Dalholt (Oslo, Norway)	Norway	Senior Advisor of Telenor ASA Nordic Division
EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation
Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile Holding AS

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
     (a) Telenor ASA, a corporation formed under the laws of Norway.
     (b) Snarøyveien 30
     N-1331 Fornebu
     Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation
Torleif Enger (Ostre Toten, Norway)	Norway	Chief Executive Officer of Yara International ASA and Chairman of the Board of Telenor ASA

Bjorg Ven (Oslo, Norway)	Norway	Partner, Haavind Vislie Law Firm; Deputy Chairman of the Board of Telenor ASA; and Member of the Boards of Cermaq ASA, Vital Insurance AS and Dagbladet AS

Hanne de Mora (Erlenbach, Switzerland)	Switzerland	Principal of A-Connect and Member of the Board of Tomra ASA

Jorgen Lindegaard (Stockholm, Sweden)	Denmark	President and Chief Executive Officer of the SAS Group and Member of the Boards of Finansieringsinstituttet for Industri og Haandvaerk AS and Superfos AS

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Name and Business Address	Citizenship	Present Principal Occupation
Paul Bergqvist (Stockholm, Sweden)	Sweden	Managing Director of Carlsberg Sweden

Liselott Kilaas (Oslo, Norway)	Norway	Head of Business Area Communication and Security Systems of ZENITEL Norway AS

Per Gunnar Salomonsen (Skien, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Irma Ruth Tystad (Trysil, Norway)	Norway	Employee Representative
     EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation
Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Sonofon

Stig Eide Sivertsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA; Chief Executive Officer of Telenor Broadband Services AS; and Chairman of the Board of Canal Digital AS

Morten Karlsen Sorby		Executive Vice President of
(Hammaro, Sweden)	Norway	Telenor ASA and Chief Executive Officer of Telenor Norway

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of the Transaction
     On August 26, 2005, Telenor East Invest AS commenced an action (the “August 26 Action”) against Eco Telecom Limited, Alfa Telecom Limited, CTF Holdings Limited and Crown Finance Foundation (collectively, the “Defendants”) in the United States District Court for the Southern District of New York, seeking, among other things, an order:
     (a) (i) requiring the Defendants to correct and amend Amendment Nos. 12, 13 and 15 to the Defendants’ filing on Schedule 13D in relation to their investment in VimpelCom in order to correct the material misstatements and omissions concerning the proposed acquisition by VimpelCom of Closed Joint Stock Company “Ukrainian Radiosystems” (“URS WellCom”) that Telenor East Invest AS believes are contained therein and (ii) restraining and enjoining Eco Telecom Limited (“Eco Telecom”) in its capacity as the beneficial owner of shares of Common Stock and preferred stock of VimpelCom (and any American Depositary Shares (“ADSs”) representing any of such shares) and any and all persons in active concert with the Defendants from voting or causing to be voted any of such shares or ADSs in connection with the approval of the acquisition by VimpelCom of URS WellCom at the extraordinary meeting of shareholders of VimpelCom now scheduled for September 14, 2005 (the “EGM”); or, in the alternative,
     (b) restraining and enjoining Eco Telecom and any and all persons in active concert with it from voting or causing to be voted at the EGM any shares of Common Stock or preferred stock of VimpelCom (or any ADSs representing any such shares), by proxy or otherwise, until the Defendants correct and amend the material misstatements and omissions that Telenor East Invest AS believes are contained in Amendment Nos. 12, 13 and 15 to the Defendants’ filing on Schedule 13D in relation to the Defendants’ investment in VimpelCom and the materials sent by the Defendants to VimpelCom’s shareholders to solicit their votes for the approval of the acquisition by VimpelCom of URS WellCom.

A conformed copy of the complaint filed by Telenor East Invest AS in the August 26 Action is attached hereto as Exhibit 99.1.
     On August 29, 2005, Telenor East Invest AS sent a letter to VimpelCom’s shareholders, a copy of which is attached hereto as Exhibit 99.2 (the “August 29 Letter to VimpelCom’s Shareholders”), accompanied by a proxy card, a copy of which is attached hereto as Exhibit 99.3. On the same date, Telenor East Invest AS also posted to the website of its proxy agent a presentation, a copy of which is attached hereto as Exhibit 99.4, summarizing Telenor’s analysis relating to the potential acquisition by VimpelCom of URS WellCom (the “August 29 Presentation”) and including a statement concerning Telenor’s plans for future value creation and growth of VimpelCom. This presentation can be accessed at http://www.innisfree.com/telenor.
     The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates, which could include, among other things:
     (i) the possible acquisition of additional securities of VimpelCom from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;
     (ii) the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom, and the enforcement of any such security interest or the exercise of any such exchange or conversion right;
     (iii) the possible disposition or exchange of any securities of VimpelCom owned by them, including the possible disposition of all of the shares of Common Stock of VimpelCom owned by them;
     (iv) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom or any of its subsidiaries, including with other telecommunication companies which may be affiliated with the Reporting Persons;
     (v) the possible acquisition by VimpelCom or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies which may be affiliated with the Reporting Persons, or the possible sale of assets or operations by VimpelCom or its subsidiaries, including a possible transaction involving VimpelCom and Closed Joint Stock Company “Kyivstar

G.S.M.”, a company in which Telenor Mobile Communications AS, a wholly-owned subsidiary of Telenor ASA, owns a majority interest;
     (vi) making or seeking to make changes in or affecting the Board of Directors or management of VimpelCom;
     (vii) in addition to the August 26 Action, possible litigation involving VimpelCom, its Board of Directors and/or its management and/or one or more of the Defendants;
     (viii) entering into and unwinding derivative transactions with respect to the securities of VimpelCom; or
     (ix) in addition to the August 29 Letter to VimpelCom’s Shareholders and the August 29 Presentation, soliciting the votes of VimpelCom’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom.
     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Persons may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 and 26 hereto, or as set forth herein, neither Telenor East Invest AS, Telenor Mobile Holding AS or Telenor ASA, nor to the best of Telenor East Invest AS’s, Telenor Mobile Holding AS’s or Telenor ASA’s knowledge, any of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits
99.1.	Conformed copy of complaint, Telenor East Invest AS v. Eco Telecom Limited, Alfa Telecom Limited, CTF Holdings Limited and Crown Finance Foundation, No. 05 Civ. 7584 (S.D.N.Y. filed August 26, 2005)

99.2.	Letter to VimpelCom’s shareholders dated August 29, 2005

99.3.	Form of proxy card

99.4.	Presentation of Telenor’s Analysis relating to URS WellCom

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: August 30 , 2005

TELENOR EAST INVEST AS
By /s/ Fridtjof Rusten
Name:	Fridtjof Rusten
Title:	Chairman of the Board

TELENOR MOBILE HOLDING AS
By /s/ Jon Fredrik Baksaas
Name:	Jon Fredrik Baksaas
Title:	Chairman of the Board

TELENOR ASA
By /s/ Jon Fredrik Baksaas
Name:	Jon Fredrik Baksaas
Title:	President and Chief Executive Officer